SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 21, 2013

Press Release dated June 21, 2013

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: June 30, 2013

Eni: agreement reached with Gazprom for gas supply prices for 2013

Saint Petersburg, June 21, 2013 - During a meeting between Gazprom CEO Alexey Miller and Eni CEO Paolo Scaroni, held today on the sidelines of the International Economic Forum in St. Petersburg, Eni and Gazprom reached an agreement for the reduction of Russian gas supply prices for 2013.

The two companies have also committed to complete renegotiations on prices and volumes of gas supplies for 2014 and beyond by the end of 2013.

The parties also discussed the progress of the South Stream project, confirming the aim of starting-up the pipeline’s construction by the second quarter of 2014 and first gas by 2015.

The economic and trade relations between Eni and Russia date back to the early fifties. Eni entered the upstream segment of the country in 2007 and today it currently produces 15,000 barrels of oil equivalent per day from the Samburskoye field in Western Siberia.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni and Rosneft Sign Completion Deed for their joint exploration activities in the Russian Barents Sea and Black Sea

Saint Petersburg, June 21, 2013 - Rosneft’s President and Chairman of the Management Board, Igor Sechin, and Eni’s CEO, Paolo Scaroni, in the presence of the Russian President, Vladimir Putin, today signed, at the Saint Petersburg International Economic Forum, a Completion Deed relating to the agreements for the joint development by the two companies of exploration activities in the Russian Barents Sea (Fedynsky block and Central Barents block) and Black Sea (Western Chernomorsky block).

The projects are part of the wider cooperation between Eni and Rosneft sanctioned under the Strategic Cooperation Agreement entered into by the parties on April 25, 2012, which provides for joint development of the Russian offshore blocks, technological and staff exchange and Rosneft’s participation in Eni’s international projects.

Eni and Rosneft formed three Joint Venture companies to operate the Russian offshore projects, with Rosneft holding a 66.67% stake and Eni holding the remaining 33.33% stake.
Eni undertakes to provide full carry-based funding, under the conditions provided in the existing agreements, to perform license obligations for oil and gas exploration. Besides, Eni will compensate Rosneft for 33.33% of expenses on acquisition of licenses.

Information:

The Fedynsky block covers an area of 38,000 sq. km. in the ice-free southern part of the Barents Sea. Water depth at the block varies from 200 to 320 meters. To comply with license conditions, 6,500 kilometers of 2D seismic must be carried out at the Fedynsky block before 2017 and 1,000 square kilometers of 3D seismic by 2018. One exploration well should be drilled before 2020, and, if successful, one more exploration well is to be drilled in 5 years.
The Central Barents block adjoins Fedynsky to the North. Water depth there varies from 160 to 300 meters. 3,200 kilometers of 2D seismic are to be performed by 2016 and 1,000 kilometers of 3D seismic by 2018.

The first exploration well is to be drilled by January 2021, and if successful, a second exploration well is to be drilled in 5 years.
The two Blocks are considered to hold significant hydrocarbon potential in several geological "leads".
The Western Chernomorsky block in the Black Sea is the third area to be jointly explored. The block covers an area of 8,600 square kilometers at water depth ranging from 600 to 2,250 meters. Rosneft has carried out seismic works to study the area in its entirety and identified 6 promising leads with high potential. Two exploration wells are to be drilled in 2015-2016 in line with license obligations.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com